Exhibit 99.2

ACHILLES THERAPEUTICS PLC

Company number: 13027460

(the “Company”)

PROXY FORM

for use at the general meeting of the Company

to be held at the offices of Goodwin Procter (UK) LLP at Sancroft, 10-15 Newgate Street,

London, EC1A 7AZ

on 20 March 2025 at 14:00 (UK time)

(the “General Meeting”)

PLEASE READ THE NOTES BELOW BEFORE COMPLETING THIS PROXY FORM IN BLACK INK AND BLOCK CAPITALS

We, being a member of the Company, appoint the Chairman of the General Meeting as our proxy to exercise all or any of our rights to attend, speak and vote on our behalf at the General Meeting of the Company to be held at the Company’s registered office on 20 March 2025 at 14:00 (UK time) and at any adjournment of the General Meeting.

This proxy form relates to the resolutions to be proposed at the General Meeting as set out in the notice of General Meeting dated 03 February 2025 (the “Resolutions”) and reproduced below, and any other business transacted at the General Meeting and at any adjournment of the General Meeting.

We direct our proxy to vote on the Resolutions as instructed on this proxy form.

Please give your instructions in respect of the Resolutions by putting the relevant numbers of votes in the appropriate box.

Special Resolution	Votes For	Votes Against	Votes Abstained	Total Vote Instructions

1. That the Company be wound up voluntarily under the provisions of the Insolvency Act 1986.

Ordinary Resolutions	Votes For	Votes Against	Votes Abstained	Total Vote Instructions

2.  That, subject to the passing of the above special resolution, Robert Scott Fishman and Ian Harvey Dean of Teneo Financial Advisory Limited, The Colmore Building, 20 Colmore Circus Queensway, Birmingham B4 6AT (together “the Joint Liquidators”) be and are hereby appointed liquidators for the purposes of winding up the Company’s affairs and that any act required or authorised under any enactment or resolution of the Company to be done by them, may be done by them jointly or by each of them alone.

3.  That the basis of the remuneration of the Joint Liquidators be fixed by reference to the time properly given by the Joint Liquidators and their staff in attending to matters arising in the winding-up together with VAT thereon, to be drawn from the liquidation estate and the Joint Liquidators be and are hereby authorised to draw such remuneration monthly or at such longer intervals as they may determine and to pay any expenses properly incurred by them.

Ordinary Resolutions	Votes For	Votes Against	Votes Abstained	Total Vote Instructions

4.  That the Joint Liquidators’ category 1 disbursements and expenses and category 2 disbursements be approved and the Joint Liquidators be authorised to draw both category 1 and category 2 disbursements and expenses, (plus VAT where applicable) from the liquidation estate.

Special Resolutions	Votes For	Votes Against	Votes Abstained	Total Vote Instructions

5. That the Joint Liquidators be and are hereby authorised to divide and distribute to the member(s) in specie or in kind the whole or any part of the assets of the Company.

6. That the books, accounts and documents of the Company be disposed of one year from dissolution of the Company.

Please complete your details below and sign and date where indicated before returning this form.

Name of member	Address	Signature (and capacity if applicable) (see Notes (3) & (4))	Date

BNY (Nominees) Limited	160 Queen Victoria Street, London, EC4V 4LA	By:
		Name:	2025
		Title:
		By:
		Name:	2025
		Title:

NOTES:

(1)

A member may appoint another person as proxy to exercise all or any of his/her rights to attend, speak and vote at the General Meeting. A proxy need not be a member of the Company but must attend the meeting to represent you. You may appoint more than one proxy in relation to the General Meeting, provided that each proxy is appointed to exercise the rights attached to a different share or shares. Your appointment of a proxy will not preclude you from attending and voting in person at the General Meeting. If you have appointed a proxy and attend the meeting in person and vote, your proxy appointment will automatically be terminated.

(2)

If you wish to appoint the Chairman of the General Meeting as your proxy, please leave these boxes blank. The Chairman will be deemed to be your proxy if you sign and return this proxy form without having filled in these boxes. If you wish to appoint a person other than the Chairman as your proxy, please (a) delete the words “the Chairman of the General Meeting”; (b) give the full name and address of your chosen proxy; and (c) liaise with your proxy as necessary to ensure that he/she complies with your instructions. You are strongly encouraged to appoint the Chairman of the General Meeting as your proxy.

(3)

If a member is a corporation, this proxy form must be executed under its common seal or signed on its behalf by a duly authorised officer or attorney, who must state the capacity in which he/she signs (e.g. director). If a member is an individual, this proxy form must be signed by him/her or by his/her attorney (stating in the latter case that it is signed in the capacity of attorney).

(4)

In the case of joint holders of shares, only the vote of the senior holder who votes (and any proxies duly appointed by him/her) may be counted by the Company. The senior holder of a share is determined by the order in which the names of the joint holders appear in the Company’s register of members. If joint shareholders purport to appoint different proxies, only the appointment made by the most senior shareholder will count.

(5)

To be effective, this proxy form must be completed, signed and sent (together with any power of attorney or other authority under which an appointment is made or a duly certified copy) to Daniel Hood (d.hood@achillestx.com) so as to be received not later than 14:00 (London time) on 18 March 2025 or, if the meeting is adjourned, not less than 48 hours before the time appointed for holding any adjourned meeting.

(6)

Proxy forms, any power of attorney or other authority under which an appointment is made or a duly certified copy and any notice of termination of the authority of a proxy may be sent by electronic means to the electronic address specified in Note (5) and will not be validly received by the Company if they are sent to any other electronic address. Only proxy forms and other documents and information of the specified type will be validly received at that address.

(7)

No electronic address set out in the notice of General Meeting, this proxy form or any other document relating to the General Meeting may be used to send information or documents to the Company, including documents or information relating to proceedings at the General Meeting, except as provided in Note (5). Any electronic communication received by the Company that is found to contain any virus will not be accepted.

(8)

If more than one proxy appointment is returned in respect of the same holding of shares, the proxy appointment received last by electronic means to the electronic addresses specified in Note (5) before the latest time for the receipt of proxies will take precedence.

(9)

If you wish to revoke an appointment you make under this proxy form, you may do so by delivering a notice in writing, to arrive before the start of the General Meeting (or any adjourned General Meeting) to which it relates by electronic means to the electronic addresses specified in Note (5).